CORPORATE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
01st – 28th February 2023

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement	Announcement
Total Voting Rights	Transaction in Own Shares
01 February 2023	01 February 2023

Announcement	Announcement
Launch of partial tender offer	Director/PDMR Shareholding
06 February 2023	10 February 2023

Announcement	Announcement
Director/PDMR Shareholding	Diageo commences new share buy-back programme
10 February 2023	16 February 2023

Announcement	Announcement
Transaction in Own Shares	Transaction in Own Shares
16 February 2023	20 February 2023

Announcement	Announcement
Transaction in Own Shares	Transaction in Own Shares
21 February 2023	22 February 2023

Announcement	Announcement
Transaction in Own Shares	Transaction in Own Shares
23 February 2023	24 February 2023

Announcement	Announcement
Transaction in Own Shares	Transaction in Own Shares
27 February 2023	28 February 2023

Diageo PLC – Total Voting Rights
Dated 01 February 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 January 2023 consisted of 2,476,584,626 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 213,053,495 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,263,531,131 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 February 2023

Diageo PLC – Transaction in Own Shares
Dated 01 February 2023

Diageo plc
Transaction in Own Shares
01 February 2023

Diageo plc ('Diageo') announces that on 01 February 2023 it has purchased 531,387 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 01 November 2022, as announced on 01 November 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)
01 February 2023	279,801	3,592.00	3,511.50	3,562.52
01 February 2023	244,940	3,591.50	3,527.50	3,565.53
01 February 2023	6,646	3,591.50	3,561.50	3,578.76

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6527O_1-2023-2-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Launch of partial tender offer
Dated 06 February 2023

Launch of partial tender offer for shares in East African Breweries PLC

6 February 2023, London - Today, following the announcement made on 14 October 2022, Diageo, through its wholly-owned indirect subsidiary, Diageo Kenya Limited ("Diageo Kenya"), announces that it has launched a partial tender offer to increase its aggregate equity stake in East African Breweries PLC ("EABL") from its current 50.03% to a maximum of 65%.

The tender offer price is Kenyan Shillings 192.00 per ordinary share and the maximum number of shares subject to the tender offer is 118,394,897. The tender offer period will run from 6 February 2023 to 17 March 2023. Further details are set out in the tender offer documents, which are available to shareholders of EABL on http://www.diageokenya-eabloffer.com.

For further information please contact:

Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Andy Ryan                                                                          +44 (0) 7803 854 842
                                                                                             investor.relations@diageo.com

Media relations:
Clare Cavana                                                                      +44 (0) 7751 742 072
Isabel Batchelor                                                                +44 (0) 7731 988 857
                                                                                             press@diageo.com

About EABL
EABL is a regional leader in beverage alcohol with an exceptional collection of brands across beer and spirits. Although the business is concentrated on three core markets of Kenya, Uganda and Tanzania, its products are sold in more than 10 countries across Africa and beyond. These include among others Tusker, Guinness, Bell Lager, Serengeti Lager, Kenya Cane, Chrome Vodka, Johnnie Walker, Captain Morgan and Smirnoff. EABL's ambition is to be one of the best performing, most trusted and respected consumer products companies in Africa.

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cоroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo PLC – Director/PDMR Shareholding
Dated 10 February 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 February 2023, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 February 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.99	236
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-02-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 February 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 February 2023, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 February 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.94	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.94	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	3. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 4. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.94	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-02-10
f)	Place of transaction	3. London Stock Exchange (XLON) 4. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.94	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.94	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.94	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£34.94	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Diageo commences new share buy-back programme
Dated 16 February 2023

Diageo commences new share buy-back programme

16 February 2023: Diageo plc (Diageo) today announces the commencement of its new share buy-back programme, as announced in Diageo's interim results for the six months ended 31 December 2022. This share buy-back programme will return up to an additional £0.5 billion of capital to shareholders and is to be completed before the end of fiscal 23.

Diageo is announcing today that it has entered into a non-discretionary agreement with Citigroup Global Markets Limited to enable the company to buy-back shares with an aggregate value of up to £0.5 billion (net of any fees payable to or by Citigroup Global Markets Limited under the terms of the agreement). This agreement will commence on 16 February 2023 and will end no later than 28 June 2023. The purpose of the new share buy-back programme is to reduce the share capital of Diageo plc. All shares repurchased under this agreement will be cancelled.

The launch of this new programme follows the successful completion of Diageo's return of capital programme in which £4.5 billion of capital was returned to shareholders since fiscal 2020 in four phases, completed on 31 January 2020, 11 February 2022, 5 October 2022 and  1 February 2023 respectively.

Further details of the return of capital programme

Citigroup Global Markets Limited will make its trading decisions in relation to Diageo's securities independently of and uninfluenced by Diageo. Any repurchase of shares by Diageo contemplated by this announcement will be carried out on the London Stock Exchange and/or other recognised investment exchange(s).

The share buybacks will be effected within certain pre-set parameters and in accordance with Diageo's general authority to repurchase shares and will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014, the Commission Delegated Regulation (EU) 2016/1052 (both as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and, in the case of Diageo, Chapter 12 of the Listing Rules.

This share buy-back programme, under which up to approximately £0.5 billion of shares will be repurchased, will occur within the limitations of Diageo's existing general authority to repurchase up to 227,870,414 shares granted at its 2022 Annual General Meeting (less the aggregate number of shares purchased by the Company pursuant to the authority granted by the company's shareholders at the 2022 Annual General Meeting as at the date of this announcement). For the avoidance of doubt, no repurchases will be made in the United States of America or in respect of Diageo's American Depositary Receipts.

For further information please contact:

Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Andy Ryan                                                                           +44 (0) 7803 854 842
                                                                                             investor.relations@diageo.com

Media relations:
Clare Cavana                                                                      +44 (0) 7751 742 072
Isabel Batchelor                                                                 +44 (0) 7731 988 857
                                                                                               press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc LEI: 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 16 February 2023

Diageo plc
Transaction in Own Shares
16 February 2023

Diageo plc ('Diageo') announces that on 16 February 2023 it has purchased 175,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 February 2023	175,000	3,605.00	3,576.00	3,593.88	XLON
16 February 2023	-	-	-	-	CHIX
16 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2145Q_1-2023-2-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 February 2023

Diageo plc
Transaction in Own Shares
17 February 2023

Diageo plc ('Diageo') announces that on 17 February 2023 it has purchased 178,800 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 February 2023	178,800	3,577.50	3,527.50	3,557.16	XLON
17 February 2023	-	-	-	-	CHIX
17 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3563Q_1-2023-2-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 February 2023

Diageo plc
Transaction in Own Shares
20 February 2023

Diageo plc ('Diageo') announces that on 20 February 2023 it has purchased 170,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 February 2023	170,000	3,579.00	3,547.00	3,564.73	XLON
20 February 2023	-	-	-	-	CHIX
20 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5015Q_1-2023-2-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 February 2023

Diageo plc
Transaction in Own Shares
21 February 2023

Diageo plc ('Diageo') announces that on 21 February 2023 it has purchased 180,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 February 2023	180,000	3,588.50	3,559.50	3,575.53	XLON
21 February 2023	-	-	-	-	CHIX
21 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6324Q_1-2023-2-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 February 2023

Diageo plc
Transaction in Own Shares
22 February 2023

Diageo plc ('Diageo') announces that on 22 February 2023 it has purchased 161,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 February 2023	161,000	3,619.00	3,552.50	3,589.09	XLON
22 February 2023	-	-	-	-	CHIX
22 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7732Q_1-2023-2-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 February 2023

Diageo plc
Transaction in Own Shares
23 February 2023

Diageo plc ('Diageo') announces that on 23 February 2023 it has purchased 161,500 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 February 2023	161,500	3,614.00	3,586.00	3,597.50	XLON
23 February 2023	-	-	-	-	CHIX
23 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9166Q_1-2023-2-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 February 2023

Diageo plc
Transaction in Own Shares
24 February 2023

Diageo plc ('Diageo') announces that on 24 February 2023 it has purchased 160,990 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 February 2023	160,990	3,624.50	3,595.50	3,608.29	XLON
24 February 2023	-	-	-	-	CHIX
24 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0571R_1-2023-2-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 February 2023

Diageo plc
Transaction in Own Shares
27 February 2023

Diageo plc ('Diageo') announces that on 27 February 2023 it has purchased 100 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 16 February 2023, as announced on 16 February 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 February 2023	100	3,633.00	3,633.00	3,633.00	XLON
27 February 2023	-	-	-	-	CHIX
27 February 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2148R_1-2023-2-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 March 2023

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary